FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A PUBLICLY HELD CORPORATION WITH AUTHORIZED CAPITAL

CNPJ (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

EXCERPT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON APRIL 3rd, 2025

1.                DATE, TIME AND PLACE: on April 3rd (third), 2025, at 20.30p.m., at the headquarters of Companhia Brasileira de Distribuição (the "Company"), located at Avenida Brigadeiro Luís Antônio, 3142, City of Sao Paulo, State of Sao Paulo (Brazil).

2.                CHAIR AND SECRETARY: Chairman: Mr. Renan Bergmann; Secretary: Ms. Aline Pacheco Pelucio.

3.                NOTICE AND ATTENDANCE: the meeting notice was waived under paragraphs 1 and 2, article 14 of the Company's Bylaws and the sole paragraph of article 9 of the Board of Directors' Charter. All members of the Company's Board of Directors attended this meeting, namely Renan Bergmann, Ronaldo Iabrudi dos Santos Pereira, Christophe José Hidalgo, Eleazar de Carvalho Filho, José Luiz Gutierrez, Marcelo Ribeiro Pimentel, Márcia Nogueira de Mello, Philippe Alarcon, and Rachel de Oliveira Maia.

4.                AGENDA: Review and resolution on the meting notice for the Company's Extraordinary General Meeting and the respective Management's Proposal.

5.                RESOLUTION: The members of the Board of Directors resolved, unanimously and with no reservations: to approve (1) the notice for the Company's Extraordinary General Meeting to be held on May 5, 2025, at 11:00 a.m., exclusively digitally, to deliberate, as requested by the shareholder Saint German Fundo de Investimento Financeiro Multimercado (“Saint German”), received by the management on March 30, 2025, on the following matters: (i) the dismissal of the entire Board of Directors of the Company; (ii) that the number of directors on the Company's Board of Directors is set at nine (9), serving a single two (2)-year term ending at the annual general meeting reviewing the financial statements for the fiscal year ending December 31, 2026; and (iii) the election of the members of the Company's Board of Directors and approval of the qualification of the independent members; and (2) that the respective Management Proposal by the Extraordinary General Meeting is submitted to the shareholders, under the terms hereby presented to the Board of Directors.

6.                APPROVAL and SIGNATURE OF the MINUTES: as there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up, which, after being read and approved, were signed by all those present. Sao Paulo, March 28, 2025. Chairman: Mr. Renan Bergmann; Secretary: Ms. Aline Pacheco Pelucio. Attending members of the Board of Directors: Messrs. Renan Bergmann, Ronaldo Iabrudi dos Santos Pereira, Christophe José Hidalgo, Eleazar de Carvalho Filho, José Luiz Gutierrez, Marcelo Ribeiro Pimentel, Márcia Nogueira de Mello, Philippe Alarcon, and Rachel de Oliveira Maia.

I hereby certify, for the due purposes, that this document is an excerpt of the minutes recorded in the minute book.

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 4, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.